Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-259605

BLACKROCK MUNICIPAL INCOME TRUST

Supplement dated November 2, 2023 to the Prospectus dated March 17, 2022, the Prospectus Supplements dated July 18, 2022, September 29, 2022 and March 2, 2023, the Statement of Additional Information (“SAI”) dated March 17, 2022 and the SAI Supplements dated July 18, 2022, October 14, 2022, January 3, 2023 and March 27, 2023

On September 8, 2023, the Board of Trustees of BlackRock Municipal Income Trust (the “Trust”) approved redeeming up to 1,814 variable rate muni term preferred shares (“VMTP Shares”) for the purpose of reducing the Trust’s leverage.

The Trust is expected to redeem 1167 VMTP Shares on or about November 24, 2023, following which it will have 1,541 VMTP Shares outstanding.

Shareholders should retain this Supplement for future reference.

PRSAI-BFK-1123SUP